

First Trust Portfolios L.P.

(SEC I.D. No. 8-43843)

Statement of Financial Condition
as of December 31, 2022, and
Report of Independent Registered
Public Accounting Firm

PUBLIC

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934 as a **PUBLIC DOCUMENT**.

FIRST TRUST PORTFOLIOS L.P.

TABLE OF CONTENTS



Deloitte Tax LLP
111 S. Wacker Drive
Chicago, IL 60606
USA
Tel: 312-486-1000
Fax: 312-486-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General and Limited Partners of
First Trust Portfolios L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Trust Portfolios L.P. (the "Partnership") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2023

We have served as the Partnership's auditor since 2001.

FIRST TRUST PORTFOLIOS L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$96,562,188
Cash segregated for regulatory purposes	500,000
Deposits with clearing organizations	22,153,275
Receivables:	
Customers	5,535,084
Deferred sales charge	1,203,761
Brokers, dealers, and clearing organizations	1,493,048
Other receivables	6,125,640
Total receivables	14,357,533
Prepaids	6,505,153
Exchange membership – at cost	1,422,382
Securities owned – at fair value	7,799,801
Property, equipment, and leasehold improvements – At cost – less accumulated depreciation and amortization of $9,962,922	4,044,059
Right of use asset	19,826,470
Other assets	1,472,432
TOTAL ASSETS	174,643,293

LIABILITIES AND PARTNERS' CAPITAL

Lease liability	21,299,473
Payables:	
Brokers, dealers, and clearing organizations	3,307,380
Affiliates	2,775,863
Accounts payable and accrued liabilities	44,542,433
Total payables	50,625,676
TOTAL LIABILITIES	71,925,149
Partners' capital	102,718,144
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$174,643,293

SEE NOTES TO THE STATEMENT OF FINANCIAL CONDITION

FIRST TRUST PORTFOLIOS L.P.

1. DESCRIPTION OF BUSINESS

Organization – First Trust Portfolios L.P. (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distributing of unit investment trusts ("UIT's"), closed-end and open-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of UIT's including the FT Series, The First Trust Combined Series, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Products and The First Trust GNMA (collectively, the "UIT's"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying statement of financial condition of the Partnership has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash primarily consists of demand deposits. Cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes – Cash of $500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, the Customer Protection Rule.

Securities Owned and Securities Sold, Not Yet Purchased – Securities owned and securities sold, not yet purchased, other than units of UIT's, are carried at fair value. Units of UIT's are carried at net asset value, which represents fair value.

Exchange Membership – The Partnership's exchange membership, which represents ownership interest in the exchange and provides the Partnership with the right to conduct business in the exchange, is recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the fair value. There was no exchange membership impairment in 2022. As of December 31, 2022, the cost of the exchange membership was $1,422,382.

Customers' Securities Transactions – Customer securities transactions are recorded on a settlement date basis.

Property, Equipment, and Leasehold Improvements – Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Internal-use software is capitalized with a useful life in excess of one year. Capitalized computer software costs are amortized using the straight-line method over a five-year period. Leasehold improvements are carried at cost and amortized using the straight-line method over the shorter of the term of the applicable lease agreement or the life of the asset.

Income Taxes – The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Tax years ended 2019, 2020, 2021, and 2022 remain open to federal and state audit. As of December 31, 2022, management has evaluated the application of these standards to the Partnership and has determined that no provision for income tax is required in the Partnership's statement of financial condition for uncertain tax positions. For tax years beginning on or after January 1, 2018, the Partnership is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (the "Centralized Partnership Audit Regime"). Under the Centralized Partnership Audit Regime, any IRS audit of the Partnership would be conducted at the Partnership level, and if the IRS determines an adjustment, the default rule is that the Partnership would pay an "imputed underpayment" including interest and penalties, if applicable. Our partnership agreement does not stipulate how the Partnership will address imputed underpayments. If the Partnership receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time. Any tax payments that the Partnership ultimately makes on behalf of its current partners will be reflected as a capital distribution, rather than tax expense, at the time of such capital distribution.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are the highest tiers in the partnerships.

Financial Instruments – The Partnership's financial instruments are reported at fair value, or at carrying amounts that approximate fair value for those instruments with short-term maturities.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 – *Fair Value Measurement*.

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2022, are summarized as follows:

Furniture & fixtures	$2,580,985
Office equipment	1,195,706
Internal-use software	393,979
Computer hardware	2,707,936
Leasehold improvements	7,128,375
Total	$14,006,981
Less accumulated depreciation and amortization	(9,962,922)
Total	$4,044,059

4. FAIR VALUE MEASUREMENT

The fair value measurement accounting guidance within ASC Topic 820, *Fair Value Measurement and Disclosures* describes the following three levels used to classify fair value measurements:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of securities).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2022.

The criteria used to determine whether the market for a financial instrument is active or inactive Is based on the particular asset or liability. For securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

Securities Owned – Securities owned may include units of UIT's, state and municipal obligations, variable insurance trusts ("VIT's"), shares of closed-end and open-end mutual funds, exchange-traded funds, and preferred stock. The Partnership is permitted, as a practical expedient, to estimate the fair value of its investments in UIT's, VIT's, and closed-end and open-end mutual funds based on the net asset value per share or its equivalent. As such, the Partnership uses the practical expedient to estimate the fair value of its investments in UIT's, VIT's, and closed-end and open-end mutual funds. State and municipal obligations, to the extent owned, are classified as Level 2 within the fair value hierarchy. Shares of exchange-traded funds represent seed investments in such funds. Shares of exchange-traded funds are carried at fair value which is based on quoted market prices or net asset value per share. Shares of exchange-traded funds are classified as Level 1 within the fair value hierarchy. Preferred stock is classified as Level 2 within the fair value hierarchy. Preferred stock is carried at fair value based on prices received from an external pricing vendor.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased consist of units of UIT's and are carried at net asset value.

Futures Contracts – The Partnership entered into certain exchange traded futures contracts to assist in limiting its exposure to value changes of its fixed income securities. Fair value of open futures contracts is calculated as the difference between the contract price at trade date and the contract's closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are typically classified as Level 1 within the fair value hierarchy. As of December 31, 2022, the Partnership held four short futures contracts and two long futures contracts with a notional balance of $772,200 and $38,610, respectively.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2022, is as follows:

Assets and liabilities measured at fair value

	Level 1	Level 2	Level 3	Measured at Net Asset Value	Totals
Assets					
Securities owned:					
Unit investment trusts	$ -	$ -	$ -	$ 5,797,516	$ 5,797,516
Variable insurance trusts	-	-	-	1,647,009	1,647,009
Closed-end funds	-	-	-	103,367	103,367
Exchange-traded funds	970	-	-	-	970
Open-end funds	-	-	-	248,439	248,439
Preferred stock	-	2,500	-	-	2,500
Total	$ 970	$ 2,500	$ -	$ 7,796,331	$ 7,799,801
Liabilities					
Futures contracts	$ 4,408	$ -	$ -	$ -	$ 4,408
Total	$ 4,408	$ -	$ -	$ -	$ 4,408

The Partnership held no securities classified as Level 3 during the year ended December 31, 2022.

5. **LETTERS OF CREDIT**

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating $634,633 as of December 31, 2022.

6. **SHORT-TERM BORROWINGS**

The Partnership has an arrangement with a bank to borrow funds on a short-term basis, payable on demand. Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. The short-term bank borrowings bear interest at variable rates based on the Federal Funds rate plus 50 basis points. There were no outstanding borrowings under this arrangement during the year ended December 31, 2022.

7. **LEASES**

A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Substantially all of the leases in which the Partnership is the lessee are operating leases relating to office space and corporate office equipment. At December 31, 2022, lease expiration dates ranged from 17 months to 122 months. The Partnership's lease agreements do not contain any material residual value guarantees or restrictive covenants.

At the inception of a contract, the Partnership determines whether it is or contains a lease, which includes consideration of whether there are identified assets in the contract and if the Partnership has control over such assets. Right-of-use ("ROU") assets and lease liabilities are recognized for all arrangements that qualify as a lease, except for those with original lease terms of 12 months or less, which are not recorded on the statement of financial condition and the related lease expense is recognized on a straight-line basis over the lease term.

ROU assets represent the Partnership's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Partnership

used its incremental borrowing rate based on the term of the lease and the interest rate environment at the lease commencement or remeasurement date.

The Partnership's lease terms may include options to extend or terminate the lease. Only those renewal and termination options which the Partnership is reasonably certain of exercising are included in the calculation of the lease liability.

The following table presents the maturities of operating lease liabilities as of December 31, 2022:

Years Ending December 31	Amount
2023	$4,227,047
2024	4,168,954
2025	3,904,454
2026	3,578,640
2027	1,608,251
Thereafter	8,973,900
Total Lease Payments	$26,461,246
Less: Discount	(5,161,773)
Total Operating Lease Liabilities	$21,299,473

8. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Partnership does not extend credit to its customers. In the normal course of business, the Partnership's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of UIT's. These activities may expose the Partnership to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the UIT's at a loss.

The Partnership in its capacity as a clearing broker-dealer engaged in various trading, brokerage, and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. CONTINGENCIES

In the normal course of business, the Partnership enters into agreements that may include indemnity provisions in favor of third parties and affiliates. Those arrangements may not limit the Partnership's liability and therefore it is not possible to estimate the Partnership's potential liability under these circumstances. As of December 31, 2022, the Partnership is not aware of any outstanding contingencies.

10. RELATED-PARTY TRANSACTIONS

Transactions with affiliates related through common ownership are with First Trust Advisors, L.P. ("FTA"), First Trust Capital Partners, LLC. ("FTCP"), Stonebridge Advisors, LLC ("SBA"), BondWave LLC. ("BW") and First Trust Global Enterprises L.P. ("FTGE"). The Partnership shares facilities and personnel with these affiliates and allocates to certain of them a portion of the related costs. The Partnership also paid operating expenses on behalf of the affiliated companies. At December 31, 2022, amounts receivable on this arrangement totaled $451,940, $222,681 and $156,075 for FTCP, BW and FTGE, respectively, and are included in payables to affiliates on the statement of financial condition. At December 31, 2022, amounts payable to FTA for excess funding of compensation expenses and SBA for excess funding of operating expenses totaled $3,639,614 and $410,945, respectively. Additionally, the Partnership earns solicitations fees from SBA, which had a total amount

of $444,000 due to the Partnership as of December 31, 2022. The net amount due to the Partnership from SBA is $33,055.

During the year, the Partnership earned Evaluation Service Revenue from the affiliated UIT's that it sponsors. FTA conducted the evaluation services on the Partnership's behalf. There was no balance receivable or payable as of December 31, 2022.

The Partnership receives 12b-1 fee revenue from affiliated funds. At December 31, 2022, net amounts due to the Partnership totaled $306,616 and are included in other receivables in the statement of financial condition.

The Partnership is reimbursed by the UIT's for certain organization and offering costs paid by the Partnership on behalf of such UIT's. In certain instances, actual organization and offering costs incurred by the UIT's are greater than estimated. In these circumstances, the Partnership will subsidize the UIT's for the additional costs above the estimates. At December 31, 2022, amounts receivable from the UIT's totaled $994,550 and are included in other receivables in the statement of financial condition.

The Partnership receives distribution fees from FTA for the distribution and principal underwriting of the funds for which FTA acts as sponsor and investment advisor. At December 31, 2022, no balance was outstanding from FTA.

Certain employees of the Partnership own limited partnership interests in Grace.

11. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2022, the Partnership had net capital of $92,949,340 which was $90,387,357 in excess of its required net capital of $2,561,983. The Partnership's ratio of aggregate indebtedness to net capital was 0.41 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2023, subject to applicable SEC and FINRA limitations.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and FINRA Rule 4110.

12. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in the statement of financial condition. Such events were evaluated through February 22, 2023, the date the statement of financial condition was available to be issued. Based upon this evaluation, it was determined the only subsequent event requiring disclosure is as follows.

In January 2023, the Partnership made a capital distribution in the amount of $8,300,000.

* * * * * *